NEWS RELEASE
TSX Venture Exchange Symbol: SNV	September 19th , 2006

SONIC LICENCEE COMMENCES FIRST PROJECT IN AUSTRALIA

Vancouver, CANADA – Sonic Environmental Solutions Inc. (TSX Venture: SNV) today announced that its Australian licencee Veolia Environmental Services (VES) is commencing its first site remediation project. VES licenced Sonic’s Terra-Kleen solvent extraction process for use at site remediation projects throughout Australia. As a condition of the licence Sonic provided equipment and training to VES for this first small project to be conducted at the VES facilities in Melbourne, Victoria.

Mr. Alan Cash, President of Sonic’s USA operations, is currently in Melbourne to assist VES personnel in the project. Mr. Cash commented from Melbourne, “We have now secured all necessary permits for the State of Victoria and I am pleased to say we can get on with the project. This first project is a fairly simple one and uses a pretty basic version of the Terra-Kleen process. I will stay with the VES team until we know we have substantially completed the project for the client.”

Mr. Dan Stangroom, Manager of Remediation Services for Veolia Environmental Services, commented “We have already received a lot of interest at a recent trade show in Melbourne and we are confident that we will attract a lot of business from owners of sites contaminated with both dioxins and PCB. We have operations in all major urban centres and we are looking at using the Sonic technology at our existing treatment centres and at major sites. I am looking forward to gearing up for larger projects as soon as this is complete.”

Like most countries, Australia is undergoing extensive urban redevelopment of Brownfield sites as growth of the major cities becomes limited by available Greenfield lands. In Sydney, post-Olympic development has already resulted in some major projects.

About Veolia
Veolia Environmental Services is one of the largest waste management and industrial services companies in Australia and operates a number of facilities for the consolidation, recycling, and treatment of solid, liquid, medical and hazardous wastes. VES provides specialized treatment solutions to a wide range of clients throughout Australia and tailors remediation solutions to suit site specific, financial, logistical, legislative and time constraints, providing a true turnkey service that includes co-coordinating with subcontractors, providing assistance to appropriate regulatory agencies, procuring necessary approvals and supervising disposal. The Veolia Environment Group in Australia also includes Veolia Water offering water treatment services and facilities, and Veolia Transport operating urban transportation systems encompassing buses, light rail, trains and monorail in Australia and New Zealand.

About Sonic
Sonic develops and markets process technologies based on the Company’s core sonic generators, the world’s only large scale use of sonic energy in process industries. Sonic’s Environmental Remediation Division markets remediation services utilizing both our Sonoprocess™ technology for the chemical destruction of Persistent Organic Pollutants (POP) and the Terra-Kleen solvent extraction process for the removal of POP contamination. Sonic’s technologies are unique in providing a total on-site solution to contaminated sites which is both non-thermal and relatively low-cost. The Company’s solutions are modular and flexible to suit treatment volumes, oversize material and site space limitations. Sonic is also developing further proprietary SonoprocessTM applications to better meet the needs of major process industries such as cement and oil sands.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Cathy Hume, CEO
CHF Investor Relations	Tel: (416) 868-1079 ext. 231	Fax: (416) 868-6198	Email: cathy@chfir.com
www.SonicEnvironmental.com